NovaWest Resources Inc.

06012171

News Release

For Immediate Release

RECEIVED 2006 APR -4 A 11: OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRIVATE PLACEMENT CLARIFICATION

SUPPL

Vancouver, Monday March 27 2006, 1:40p.m. PST

March 27, 2006

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), wishes to clarify that the number of Units and total dollar amount of the Company's Private Placement were incorrectly stated by Stockwatch when disseminated on March 22, 2006. Stockwatch misstated the number of shares to be issued as 4 million, rather than 3 million Units as announced by the Company in its press release. In using the incorrect number of Units they calculated the total dollar amount of the private placement incorrectly as $480,000 Cdn rather than $360,000 Cdn as it should have been. Novawest Resources Inc. apologizes for any inconvenience this may have caused.

The actual terms of the non-brokered private placement being undertaken by the Company are as follows. The Company has arranged a non-brokered Private Placement through the issuance of 3,000,000 units at a price of $0.12 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of 18 months. The warrants are exercisable at $0.12 per share if exercised on or before September 22, 2006 or at $0.20 per share if exercised between September 23, 2006 and their expiry date of September 22, 2007. The proceeds will be applied to the Company's working capital. There will be a finders' fee paid on a portion of this transaction, subject to the policies of the TSX Venture Exchange. All shares issued with respect to this private placement will be subject to applicable regulatory hold periods. The Private Placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

PROCESSED
APR 05 2006
THOMSON FINANCIAL

S.E.C.Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.